Exhibit 2

Management’s Discussion & Analysis

INDEX
41	Overview
41	Our Strategy
42	How We Analyze Our Business
43	Our Results of Operations
48	Liquidity & Capital Resources
52	Outlook
54	Critical Accounting Policies
55	Supplemental Earnings Measures
56	Quarterly Financial Data (Unaudited)

This section of the annual report should be read in conjunction with our consolidated financial statements and the accompanying notes.

OVERVIEW

Methanol is a liquid commodity chemical produced primarily from natural gas. Roughly three-quarters of all methanol is used to produce formaldehyde, acetic acid and other chemical derivatives for which demand is influenced by levels of global gross domestic product. The remainder of all methanol is used to produce the gasoline additive MTBE, for which demand is driven by air quality improvement as well as levels of gasoline demand.

We are the world’s largest producer and marketer of methanol. We operate methanol production facilities located in Chile, New Zealand and North America. In addition, we source additional methanol produced by others either on a contract basis or on the spot market in order to meet customer needs and support our marketing efforts. Together with BP, we are constructing Atlas, a 1.7 million tonne per year methanol facility in Trinidad. We believe our global positioning, including our extensive network of storage terminals and world-class expertise in the global distribution of methanol, is a competitive advantage.

OUR STRATEGY

Our primary objective is to create value through maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective may be summarized as follows:

Low Cost Structure

The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers. An important element of our strategy is to ensure security of natural gas supply at favourable prices. Over time, we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase natural gas through long-term contracts with favourable pricing.

Currently, we have two methanol projects under construction aimed at strengthening our position as a low cost global producer. These projects are underpinned by long-term natural gas contracts. The first project is a joint venture with BP to build the Atlas methanol facility. We have a 63.1% interest in Atlas and this facility will serve as a low cost hub to supply the North American and Western European markets commencing in 2004. The second project is an 840,000 tonne per year expansion of the production capacity of our Chilean facilities. Chile IV is expected to be completed by early 2005. In connection with the expansion, the gas contracts for our existing plants, Chile I, Chile II and Chile III, have been extended to 2025, 2027 and 2029, respectively. In addition, we are advancing plans to provide long-term, secure supply to the Asia Pacific region.

41 METHANEX 2002

We are also focused on reducing our ocean shipping and other distribution costs. We seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. We are planning to increase the number of in-market terminal storage facilities, particularly in Asia, to further improve the efficiency and cost-effectiveness of servicing our customers. We also look for opportunities to enter into product exchanges to reduce duty and other distribution costs.

Maintain Our World Leadership in Methanol Marketing, Logistics and Sales

We sell methanol through an extensive global marketing and distribution system. We believe this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. We continue to pursue opportunities that allow us to maintain this market leadership. For example, during 2002 we initiated a posted pricing mechanism in all major markets, which appears to have improved the process of price settlements.

We have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global methanol consumers as they face the decision of producing or purchasing their methanol feedstock requirements. Over the past five years, we have shut down, either permanently or for an indeterminate period, 1.7 million tonnes of our own higher-cost capacity. Other producers have also shut down plants and this has allowed us to gain new customers. Examples of this include our acquisition in 2000 of ICI’s customer base and logistics infrastructure located primarily in the United Kingdom and a long-term exclusive agreement with Lyondell Chemical completed in 2002 to supply their methanol requirements in North America and Europe. We will also acquire Lyondell’s customer list and a number of customer contracts in North America effective January 1, 2004 and we will have certain production rights during 2004 to their 750,000 tonne per year methanol facility in Texas.

Operational Excellence

Our focus on operational excellence includes excellence in our manufacturing process, in the leadership of our human resources and in the management of our finances.

In order to differentiate ourselves from our competitors, we strive to be the premier operator in all aspects of our business. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. Through our Responsible Care program we have achieved an excellent overall environmental and safety record at all of our facilities and have reduced the likelihood of unplanned shutdowns and lost time accidents. By maintaining and improving our plant operating reliability, as a result of our focus on operational excellence, we believe we have become a preferred supplier of methanol globally.

We operate in a highly competitive cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol industry cycle and we have deliberately adopted a prudent approach to our liquidity. We have similarly established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and value creation.

HOW WE ANALYZE OUR BUSINESS

Our operating results are affected by the prevailing market price for methanol, our production volumes and related costs of production and distribution and, to a lesser extent, the margins we earn on the sale of purchased methanol.

We believe that our results of operations are best examined by analyzing changes in the components of our operating income, interest expense, interest and other income, unusual items and income taxes. The margin characteristics of our sales of purchased methanol and our sales of produced methanol are very different and therefore we believe that separate discussion of the revenue and cost of sales line items is

42 METHANEX 2002

less meaningful. The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the selling price of methanol at the time of purchase. The discussion of produced methanol is more meaningful if we separately analyze the individual elements that impact operating income. These elements are selling price and sales volumes, total cash cost (which is included in cost of sales and operating expenses in the income statement) and depreciation and amortization. Total cash cost includes cash production and distribution costs (which we call delivered cash cost) and selling, general and administrative expenses.

OUR RESULTS OF OPERATIONS

For the year ended December 31, 2002, net income was $26 million compared with $71 million for 2001. The results for 2002 and 2001 include the impact of unusual items. Unusual items in 2002 include a non-cash $115 million asset restructuring charge related to the write-off of the Fortier facility, partially offset by a non-cash $27 million reduction to the site restoration accrual in New Zealand. In 2001, we recorded an $11 million asset restructuring charge related to the idling of the Medicine Hat facility for an indeterminate period. Income before unusual items (after-tax) for 2002 was $112 million compared with $82 million for 2001.

Financial Highlights

($ MILLIONS EXCEPT AS NOTED)	2002	2001

Sales volumes (thousands of tonnes)
Produced	5,686	5,390
Purchased	809	1,280
Commission sales [1]	725	720

	7,220	7,390
Average realized methanol price ($ per tonne)	155	172
Operating income[2]	158	125
Income before unusual items (after-tax)[3]	112	82
Net income	26	71
Cash flows from operating activities[4]	245	219
EBITDA[5]	270	238
Common shares outstanding at December 31 (millions of shares)	126	131
Weighted average number of common shares outstanding (millions of shares)	127	154

Basic and diluted net income per share ($ per share)	0.21	0.46

1	Sales of methanol from the 850,000 tonne per year Titan Methanol Company plant in Trinidad. Methanex markets 100 percent of Titan’s production. Commission income earned is included in revenue.

2	Operating income represents net income before income taxes, interest expense, interest and other income, asset restructuring charges and the site restoration adjustment.

3	For a reconciliation of net income to income before unusual items (after-tax), refer to “Supplemental Earnings Measures” on page 55.

4	Before changes in non-cash working capital and the utilization of prepaid natural gas.

5	EBITDA represents net income before income taxes, interest expense, interest and other income, depreciation and amortization, asset restructuring charges and the site restoration adjustment. For a reconciliation of net income to EBITDA, refer to “Supplemental Earnings Measures” on page 55.

43 METHANEX 2002

Production Summary

	OPERATING	PRODUCTION	PRODUCTION
(THOUSANDS OF TONNES)	CAPACITY	2002	2001

Chile I, II and III (Chile)	3,000	2,932	2,783
Motunui (New Zealand)	1,900	1,814	1,727
Waitara Valley (New Zealand)	530	467	406
Kitimat (Canada)[1]	500	478	250
Medicine Hat (Canada)[2]	470	—	195

	6,400	5,691	5,361

1	The Kitimat plant was temporarily idled in July 2000 and restarted in July 2001.

2	The Medicine Hat plant was idled for an indeterminate period in July 2001.

The Maui natural gas field has been the primary gas supply source for our facilities in New Zealand. A contractual process was initiated in December 2001 to re-determine the economically recoverable natural gas reserves in the Maui field. On February 6, 2003, the independent expert, who was appointed by the parties to the Maui gas contract, released a final determination of economically recoverable reserves. Based on this report we will lose substantially all of our remaining contractual entitlements from the Maui field. As at February 6, 2003, after considering the impact of the determination, we have sufficient contracted gas entitlements to produce approximately 800,000 tonnes of methanol at the New Zealand facilities. Natural gas exploration in New Zealand is ongoing and we are continuing to pursue acquisitions of additional gas to supplement the contracted gas. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.

Operating Income

2002 operating income was $158 million compared with operating income of $125 million in 2001. The increase in operating income of $33 million resulted from:

2002 VS. 2001	($ MILLIONS)

Lower realized price of produced methanol[1]	(88)
Lower total cash cost[2]	81
Higher sales volumes of produced methanol[3]	20
Higher margin on the sale of purchased methanol[4]	14
Lower depreciation and amortization[5]	3
Other, net	3

33

1	Calculated as the change in the selling price of methanol that we produce multiplied by the sales volume of produced methanol in the current year.

2	Calculated as the change in delivered cash cost per tonne multiplied by the sales volume of produced methanol in the current year plus the change in selling, general and administrative expenses.

3	Calculated as the change in the sales volume of methanol that we produce multiplied by the difference between the selling price and delivered cash cost per tonne for the prior year.

4	Calculated as the change in the margins earned on the sale of purchased methanol.

5	Calculated as the change in depreciation and amortization.

44 METHANEX 2002

Lower Realized Price of Produced Methanol

The average realized price for 2002 was $155 per tonne compared with $172 per tonne in 2001. The lower average realized price reduced operating income in 2002 by $88 million compared with 2001. Tight supply/demand fundamentals and high North American natural gas prices resulted in strong methanol prices during the first half of 2001. Methanol prices declined substantially in the second half of 2001, consistent with general economic conditions, and remained low during the first quarter of 2002. Planned and unplanned methanol plant outages, typical of historical industry operating performance, combined with some recovery in demand, resulted in tight market conditions, low inventory levels and higher methanol prices beginning in the second quarter of 2002. Supply limitations and tight market conditions continued throughout the remainder of 2002 and resulted in strong methanol pricing. During the second half of 2002 we realized an average price of $185 per tonne and our average price in December 2002 was $191 per tonne.

Lower Total Cash Cost

Our total cash cost was lower in 2002 compared with 2001 and this resulted in increased operating income of $81 million. The primary changes in total cash cost were as follows:

2002 VS. 2001	($ MILLIONS)

Lower natural gas costs	45
Lower business development and strategic initiatives expenditures	18
Lower logistics and duties costs	16
Lower fixed costs in North America	7
Other, net	(5)

81

Lower Natural Gas Costs

Lower natural gas costs increased operating income by $45 million in 2002 compared with 2001. We purchase natural gas for our North American facilities on a short-term basis. North American gas prices are set in a competitive market and can fluctuate widely. Costs for natural gas were lower for our North American facilities in 2002 compared with 2001 and this increased operating income by $25 million. Natural gas costs for our Chilean facility are adjusted by a formula related to methanol prices on a twelve-month trailing average basis. As a result of lower average methanol prices in 2002 compared with 2001, our natural gas costs in Chile were lower in 2002 and this increased operating income by $20 million. Natural gas costs in New Zealand did not change significantly.

45 METHANEX 2002

Lower Business Development and Strategic Initiatives Expenditures

Lower expenditures for business development and strategic initiatives improved operating income by approximately $18 million for 2002 compared with 2001. In 2001, we completed a materials demonstration unit in New Zealand at a cost of $7 million. The remaining decrease in costs for 2002 compared with 2001 relates primarily to preliminary-stage costs incurred in 2001 for exploring opportunities to expand our methanol production capacity in Asia Pacific and costs incurred in 2001 for examining other business opportunities that we chose not to pursue.

Lower Logistics and Duties Costs

Logistics and duties costs were lower in 2002 compared with 2001 and this increased operating income by $16 million. Approximately half of the cost reduction is the result of focused initiatives to achieve more efficient shipping patterns and reduce our vessel costs. The remainder of the cost improvement primarily relates to lower European import duties and the impact on duty costs of lower average methanol prices.

Lower Fixed Costs in North America

Our fixed costs in North America were $7 million lower in 2002 compared with 2001 due to the idling of the Medicine Hat facility in the second half of 2001.

Higher Sales Volumes of Produced Methanol

In 2002, we delivered excellent operating performance and operated our production facilities, excluding idled facilities, at 96% of capacity compared with 91% in 2001. As a result of higher production volumes at our facilities we had higher sales volumes of produced methanol and this improved operating income by $20 million for 2002 compared with 2001.

Higher Margin on the Sale of Purchased Methanol

We incurred a loss of $8 million, or approximately $10 per tonne, on the sale of purchased methanol in 2002 compared with a loss of $22 million, or approximately $17 per tonne, in 2001. Methanol prices declined rapidly in 2001 and we incurred higher losses in 2001 as we sold purchased product from inventory.

Lower Depreciation and Amortization

Depreciation and amortization was $111 million in 2002 compared with $114 million in 2001. The decrease in depreciation of $3 million relates primarily to changes in the mix of product sold and lower depreciation charges for catalyst and turnaround due to a focused effort to decrease the cost of major maintenance and to extend the period between major turnarounds and catalyst changes. These decreases were partially offset by an increase in depreciation resulting from higher sales volumes of produced product.

46 METHANEX 2002

Interest Expense

($ MILLIONS)	2002	2001

Interest expense before capitalized interest	38	33
Capitalized interest	(9)	(1)

	29	32

Interest expense was $29 million in 2002 compared with $32 million in 2001. The decrease relates to an increase in capitalized interest for the Atlas and Chile IV projects, partially offset by an increase in the level of long-term debt.

Interest and Other Income

Interest and other income was $10 million in 2002 compared with $19 million for 2001. The decrease is explained partly by an additional $3 million of interest income recorded in late 2001 related to the settlement of an income tax dispute in Canada. The remainder of the decrease is due primarily to lower average cash balances and interest rates in 2002 compared with 2001, partially offset by higher foreign exchange gains in 2002 compared with 2001.

Asset Restructuring Charge and Site Restoration Adjustment (“Unusual Items”)

During 2002, we recorded a non-cash asset restructuring charge of $115 million related to the write-off of our Fortier facility which has been idled since March 1999. The Fortier asset restructuring charge was partially offset by a non-cash $27 million reduction in the accrual for site restoration for our New Zealand facilities. The adjustment to the site restoration accrual was made after completing a comprehensive review and analysis to update the previous estimate. During 2001, we recorded an asset restructuring charge of $11 million related to the idling of our Medicine Hat facility for an indeterminate period.

Income Taxes

The effective income tax rate for 2002 was 49% compared with 29% in 2001. Excluding the impact of unusual items, the effective income tax rate for 2002 was 20% compared with 26% for 2001. The lower effective tax rate in 2002, excluding the impact of unusual items, is primarily due to higher losses in 2001 in Canada where no income tax benefits were recorded. Due to the existence of unrecorded tax benefits in New Zealand, no adjustment to income tax expense related to the site restoration adjustment was required. In the United States, where we incurred the Fortier asset restructuring charge, the income tax recovery was limited to the related future income tax liability recorded in prior years in the amount of $2 million.

We have unrecognized income tax benefits in New Zealand, Canada and the United States (see note 14 to the consolidated financial statements).

47 METHANEX 2002

LIQUIDITY & CAPITAL RESOURCES

Cash Flow Highlights

($ MILLIONS, EXCEPT AS NOTED)	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows from operating activities[1]	245	219
Refund of income tax deposit	—	67
Other changes in non-cash working capital and utilization of prepaid natural gas	(55)	90

	190	376
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on issue of long-term debt, net of financing costs	194	—
Repayment of long-term debt	(150)	—
Proceeds on issue of limited recourse project financing, net of financing costs	92	—
Shares repurchased	(56)	(188)
Dividends	(13)	—
Other, net	3	—

	70	(188)
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment[2]	(21)	(19)
Plant and equipment under construction or development[3]	(146)	(60)
Other, net	(4)	(3)

	(171)	(82)

Increase in cash and cash equivalents	89	106
Cash and cash equivalents, end of year	421	332

1	Before changes in non-cash working capital and the utilization of prepaid natural gas.

2	Includes capital maintenance, turnarounds and catalyst and other capital expenditures and the change in related accounts payable and accrued liabilities.

3	Including the related change in accounts payable and accrued liabilities.

Cash Flows from Operating Activities

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas were $245 million in 2002 compared with $219 million for 2001.

In 2001, we received a refund of $67 million from the Canada Customs and Revenue Agency representing the full amount placed on deposit plus accrued interest relating to the successful settlement of our 1991 income tax reassessment.

The increase in other non-cash working capital for 2002 of $55 million was primarily due to higher purchased product inventories and an increase in trade accounts receivable as a result of higher methanol prices at December 31, 2002 compared with December 31, 2001.

48 METHANEX 2002

Cash Flows from Financing Activities

In 2002, we issued $200 million 8.75% senior notes due August 15, 2012. Financing costs of $6 million were incurred with respect to the senior notes issuance. In August 2002, we repaid upon maturity $150 million of senior notes.

Limited recourse project financing was completed in December 2002 for the Atlas joint venture. The project financing is comprised of senior debt facilities totaling $237 million and a subordinated debt facility in the amount of $15 million. The senior debt represents approximately 60% leverage for the project. The debt facilities are drawn pro rata with equity contributions. At December 31, 2002, our proportionate share of the amount drawn on the debt facilities was $98 million and our proportionate share of the financing costs was $6 million.

During 2001, we repurchased 29.2 million of our common shares pursuant to a substantial issuer bid for $176 million ($6.00 per share). Also during 2001, we commenced a normal course issuer bid to repurchase up to 11.5 million shares. Pursuant to the normal course issuer bid we repurchased 2.2 million shares for a total cost of $12 million ($5.40 per share) in 2001 and 7.7 million shares for a total cost of $56 million ($7.20 per share) in 2002.

During the third quarter of 2002 we initiated the payment of quarterly dividends of $0.05 per share, or approximately $6 million. During 2002, we paid total dividends of $13 million.

Cash Flows from Investing Activities

Capital maintenance and other capital expenditures for 2002, including changes in related accounts payable and accrued liabilities, were $21 million compared with $19 million for 2001.

Plant and equipment under construction or development include expenditures on the following projects, net of changes in related accounts payable and accrued liabilities:

($ MILLIONS)	2002	2001

Atlas (Trinidad) — under construction	103	55
Chile IV (Chile) — under construction	23	3
Asia Pacific (Australia) — under development	20	2

	146	60

During 2002, our proportionate share of capital expenditures for the Atlas project was $103 million. Our proportionate share of total capital expenditures for the Atlas project to the end of 2002 was $158 million. This amount includes capitalized interest and the payment made in 2001 to acquire Beacon Energy Investment Fund ‘s interest in the Atlas project. The Atlas project is expected to be completed in early 2004. We estimate that our proportionate share of remaining capital expenditures to complete the construction of Atlas and other commitments will be approximately $115 million and that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. At December 31, 2002, we estimate that our remaining cash equity contribution to complete the project was approximately $50 million.

We made the decision to proceed with the construction of Chile IV during 2002. Chile IV is an 840,000 tonne per year expansion of our Chilean facilities and is expected to cost approximately $275 million, including capitalized interest of $25 million. As at December 31, 2002, total capital expenditures for the project were $26 million. Construction of Chile IV is expected to be completed in early 2005. We anticipate that these expenditures will be funded from cash generated from operations and cash and cash equivalents.

We are developing a potential methanol project located in Western Australia. As at December 31, 2002, total capital expenditures for the project, including $2 million in expenditures incurred in 2001, were $22 million.

49 METHANEX 2002

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our long-term debt and other major contractual obligations, as well as other major commercial commitments over the next three years as at December 31, 2002:

($ MILLIONS)	2003	2004	2005

Debt repayments	—	8	264
Natural gas and related commitments	143	152	160
Vessel charter, terminal facilities and other commitments	91	90	89
Projects under construction	204	80	26

	438	330	539

In addition, planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes, which are not included in the above table, are estimated to average approximately $25 million per year, through the end of 2005.

Debt Repayments

We have $250 million of long-term debt maturing in 2005. The remaining debt repayments relate to an estimate for our proportionate share of the principal repayments for the Atlas debt facilities. The actual timing of principal repayments for the Atlas financing is contingent on the timing of project completion.

Natural Gas and Related Commitments

We have commitments under take-or-pay contracts to purchase annual quantities of natural gas supplies and to pay for transportation capacity related to these supplies. Take-or-pay means that we are obliged to pay for the natural gas regardless of whether we take delivery of the natural gas contracted. Such commitments are typical in the methanol industry.

In Chile, we purchase all of our natural gas through favourably priced long-term take-or-pay supply contracts. The majority of the natural gas for our Chilean facilities is purchased from suppliers in Argentina with the remainder supplied by Empresa Nacional del Petroleo de Chile, the Chilean state-owned energy company. The purchase price of natural gas is based on a minimum United States dollar price adjusted by a formula related to prevailing methanol prices. The gas contracts for our Chilean facilities expire between 2025 and 2029.

In New Zealand, we purchase natural gas through a combination of take-or-pay supply contracts and other purchase contracts. The commitments disclosed in the above table reflect the results of the Maui gas field determination.

We do not have commitments for natural gas expenditures in North America as we purchase natural gas on a short-term basis. However, we do have commitments related to payments for pipeline transportation capacity related to these supplies.

50 METHANEX 2002

Vessel Charter, Terminal Facilities and Other Commitments

The majority of these commitments relate to time charter ocean shipping agreements with terms of 1 to 14 years. Time charter vessels meet approximately 70 percent of our ocean shipping requirements with the remainder of our requirements secured under a mix of contracts with terms of one to two years and through spot arrangements. We believe this structure provides an appropriate mix of shipping capacity, reflecting factors such as the location of our production facilities, the location and restrictions of the destination ports, and the risks associated with production, customer requirements and the general shipping market.

Projects Under Construction

Projects under construction include our proportionate share of the estimated construction costs and other commitments for Atlas and the estimated construction costs for Chile IV. The timing of these estimated expenditures is subject to change. These estimates do not include capitalized interest.

Liquidity and Capitalization

We maintain conservative financial policies that reflect the volatile and cyclical nature of methanol pricing. We focus on maintaining our financial strength and flexibility through prudent financial management.

($ MILLIONS)	2002	2001

LIQUIDITY
Cash and cash equivalents	421	332
Undrawn credit facilities	291	291
	712	623

CAPITALIZATION
Long-term debt	450	399
Limited recourse long-term debt	98	—
Shareholders’ equity	904	935

	1,452	1,334
Total debt to capitalization[1]	38%	30%
Net debt to capitalization[2]	12%	7%

1	Defined as total debt divided by capitalization.

2	Defined as total debt less cash and cash equivalents divided by capitalization less cash and cash equivalents.

As at December 31, 2002, our cash balance was $421 million. We also have an undrawn $291 million credit facility that expires in January 2004. We believe that our current financial position, combined with our low cost production capacity, provides us with substantial financial capacity and flexibility. As a result of this financial strength, on February 14, 2003 we paid a special dividend of $0.25 per share, or $31 million.

We have the financial capacity to complete the capital maintenance spending program, fund our remaining share of the cash equity contribution to complete the Atlas project, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol.

The credit ratings for our unsecured long-term debt at December 31, 2002 were as follows:

Standard & Poor’s Moody’s Investor Service Fitch	BBB- (stable) Ba1 (stable) BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

51 METHANEX 2002

Financial Risk Management

The dominant currency in which we conduct business is the United States dollar, which is our reporting currency. At our Canadian, New Zealand and Chilean production facilities, certain of the underlying operating costs and capital expenditures are incurred in currencies other than the United States dollar. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. We also have some revenues in Euros and British pounds. We are exposed to risks of declines in the value of these currencies compared to the United States dollar which could have the effect of decreasing the United States dollar equivalent of revenue.

We have implemented a foreign exchange hedging program designed to limit our exposure to foreign exchange volatility and to contribute towards achieving strategic cost structure targets. We manage our exposure to foreign currencies through forward exchange contracts. These instruments are used solely for hedging purposes, not for speculation. Hedging activity is reviewed regularly by the Audit, Finance and Risk Committee of our Board.

The fair value of our forward exchange contracts was positive $2 million at December 31,2002. Until settled, the fair value of these financial instruments will fluctuate based on changes in foreign exchange rates. These contracts are not subject to rating triggers or margin calls and rank equally with all our unsecured and unsubordinated indebtedness.

OUTLOOK

Methanol is a global commodity and our earnings are primarily affected by fluctuations in the methanol price, which is directly impacted by the balance of methanol supply and demand. We are entering 2003 in an environment of very tight methanol market conditions and strong pricing.

Methanol Supply

We expect that the methanol market will remain tight and strong pricing will continue during 2003 primarily because there is no new capacity expected to impact the market. In addition, with the market already well balanced, we believe that reduced production from our New Zealand facilities, as a result of the re-determination of the Maui natural gas field, will lead to even tighter market conditions.

We believe that the period of strong prices will extend into 2004. We expect that the Atlas facility, which is due to start production early in the year, will be the first increment of new capacity in 2004. Atlas will provide us with production capacity to replace lost production from our New Zealand facilities. We continue to expect higher-cost North American capacity to shut down. During 2004, we will have certain production rights to Lyondell’s 750,000 tonne per year methanol facility in Texas. We expect the NPC methanol facility in Iran to be the second increment of new capacity in 2004.

At December 31, 2002, global methanol capacity was approximately 37 million tonnes. Significant methanol capacity additions that have been completed or that we expect to be completed during the period from 2002 to 2005 are as follows:

(THOUSANDS OF TONNES)	2002	2003	2004	2005

Repsol/YPF (Argentina)	400	—	—	—
Atlas (Methanex/BP)	—	—	1,700	—
NPC (Iran)	—	—	1,000	—
Chile IV (Methanex)	—	—	—	840
SIPC (Saudi Arabia)	—	—	—	1,000

52 METHANEX 2002

Methanol Demand

Demand growth for methanol for chemical derivatives, which represent approximately 75 percent of global methanol demand, is driven primarily by growth in global gross domestic product and the strength of the global economy. Since 1993, global demand for methanol for chemical derivatives has grown by approximately 5 percent per annum.

MTBE represents the remaining 25 percent of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. MTBE was developed as a source of octane when unleaded gasolines were introduced. Over the past several years environmental concerns and legislation have also increased demand for MTBE as an oxygenate in gasoline in order to reduce automobile tailpipe emissions. Worldwide methanol demand for MTBE was approximately 7.6 million tonnes in 2002. Approximately one half of methanol demand for MTBE was in the United States and 1.3 million tonnes of this demand was for MTBE consumed in California. In the United States, MTBE’s value as an oxygenate became the most significant factor in its use.

Gasoline containing MTBE, which is more easily detectable in water than other gasoline components, has leaked into groundwater principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs. Despite the proven air quality benefits of MTBE, California and other states in the United States, as well as the United States federal government, have initiated actions that may limit, or even eliminate, the use of MTBE as a gasoline component in the United States and this is a major issue for our industry. California and New York have both passed legislation banning MTBE effective January 1, 2004. Gasoline producers in California have commenced the process, or have announced their intention, to phase out MTBE. At the United States federal government level there have been proposals to ban MTBE; however, to date, no legislation has been passed. We believe it is likely, however, that over time the demand for methanol for MTBE consumed in the United States will be reduced, or possibly eliminated, as a result of these developments. Limiting or eliminating the use of MTBE in gasoline in California or more broadly in the United States, will reduce demand for MTBE and methanol in the United States and negatively impact the viability of MTBE and methanol plants (such as our Fortier facility) in the United States.

Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe the largest potential for MTBE growth is outside the United States. Our belief is based on the actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. Implementation of clean air standards is continuing in Western Europe and in December 2001, the European Union confirmed the suitability and continued use of MTBE as a fuel component. Demand for MTBE in Asia is also increasing as many countries work towards reducing lead and aromatics content in gasoline to improve air quality. Also, we believe that the Middle East represents sizeable incremental demand for MTBE.

Summary

The supply/demand fundamentals are currently very favourable and we believe that we will benefit from a well-balanced market over the next few years. We also believe that these tight market conditions will minimize the impact of the phase out of MTBE by California gasoline producers. The methanol price, however, will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

53 METHANEX 2002

CRITICAL ACCOUNTING POLICIES

We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 1 to our annual consolidated financial statements for a more comprehensive discussion of our significant accounting policies.

Recoverability of Property, Plant and Equipment

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2002, the net book value of our property, plant and equipment was $980 million. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. In cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset, a write-down is recognized equal to the difference.

We idled our Medicine Hat plant in 2001 for an indeterminate period, as its operating costs were much higher than those of our other facilities. The Medicine Hat facility is being maintained in a position to restart if conditions warrant. The net book value of this plant was $65 million at December 31, 2002.

As a result of the re-determination of the Maui field there will be a substantial near-term reduction in production from our New Zealand facilities. Natural gas exploration in New Zealand is ongoing and we are continuing to pursue acquisitions of additional gas to supplement the currently contracted gas for the New Zealand plants. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms. As at December 31, 2002, the net book value of the New Zealand plants was $97 million.

A prolonged economic downturn impacting methanol demand, or an increase in supply, could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. In addition, sustained high North American natural gas prices could cause the Medicine Hat plant to become uncompetitive. The inability to contract additional natural gas in New Zealand on commercially acceptable terms could reduce the profitability of our New Zealand plants. Such events would impact our estimates of future net cash flows to be generated by our production facilities. Consequently, it is possible that our future operating results could be materially and adversely affected by impairment charges related to the recoverability of our property, plant and equipment.

Site Restoration

As at December 31, 2002, we had accrued $29 million for obligations for future site restoration costs for those sites where a reasonably definitive estimate of the costs can be made. Inherent uncertainties exist because the restoration activities will take place, for the most part, many years in the future and there may be changes in governmental and environmental regulations, and changes in removal technology and costs. It is difficult to estimate the true costs of these activities as our estimates are based on today ‘s regulations and technology. Because of uncertainties related to estimating future site restoration activities, future costs related to the currently identified sites could differ from the amounts estimated.

54 METHANEX 2002

Future Income Taxes

Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the uncertainty of realization of future tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the utilization of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be utilized to offset future taxable income otherwise calculated. Management routinely reviews these judgments. At December 31, 2002, we had future income tax assets of $208 million that are substantially offset by a valuation allowance of $180 million.

SUPPLEMENTAL EARNINGS MEASURES

In addition to providing measures in accordance with Canadian generally accepted accounting principles (GAAP), Methanex presents certain supplemental earnings measures. These are EBITDA and Income before unusual items (after-tax). These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The supplemental earnings measures are provided to assist readers in evaluating the operating performance of the Company’s ongoing business. The supplemental earnings measures should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance reported in accordance with GAAP.

EBITDA

This supplemental earnings measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, income taxes and asset restructuring charges.

Income Before Unusual Items (After-Tax)

This supplemental earnings measure is provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Income before unusual items (after-tax) differs from net income because it does not include the after-tax impact of asset restructuring charges and the site restoration adjustment.

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Reconciliation

The following table shows a reconciliation of net income to income before unusual items (after-tax) and to EBITDA:

($ MILLIONS)	2002	2001

Net income	26	71
Add (deduct) unusual items:
Asset restructuring charge	115	11
Site restoration adjustment	(27)	—
Income tax recovery related to the above items	(2)	—

Income before unusual items (after-tax)	112	82
Add (deduct):
Income tax expense excluding the amount related to unusual items	28	29
Interest expense	29	32
Interest and other income	(10)	(19)
Depreciation and amortization	111	114

EBITDA	270	238

QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED

($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	DEC. 31	SEP. 30	JUN. 30	MAR. 31

YEAR ENDED DECEMBER 31, 2002
Revenue	307.0	296.5	223.6	181.7
Net income (loss)	(30.4)	58.5	15.7	(17.4)
Basic net income (loss) per share	(0.24)	0.47	0.12	(0.13)
Diluted net income (loss) per share	(0.24)	0.46	0.12	(0.13)

YEAR ENDED DECEMBER 31, 2001
Revenue	195.3	239.6	341.1	372.9
Net income (loss)	(13.0)	(24.7)	40.3	68.8
Basic and diluted net income (loss) per share	(0.10)	(0.15)	0.25	0.43

56 METHANEX 2002